

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Hong Zhida
Chief Executive Officer
ADDENTAX GROUP CORP.
Kingkey 100, Block A, Room 4805
Luohu District, Shenzhen City
China 518000

Re: ADDENTAX GROUP CORP.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 21, 2023
File No. 333-269409

Dear Hong Zhida:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1, filed February 21, 2023

Prospectus Summary
PRC Limitation on Overseas Listing and Share Issuances, page 5

1. We note your response to comment 4 and reissue in part. Please disclose that you have not relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business, and disclose why you reached that decision (i.e., the explanation you provided in your response letter).

Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick